UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BSV I, INC.
(Name of Issuer)

Class A Voting Common Stock, no par value per share
(Title of Class of Securities)

None
(CUSIP Number)

The Sourlis Law Firm Virginia K. Sourlis, Esq. 2 Bridge Avenue Red Bank, NJ 07701 732-530-9007
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only).

James H. Brennan, III
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions) (See item 3)

OO
5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

☒
6	Citizenship or Place of Organization

United States
	7	Sole Voting Power

		400,000
Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		400,000
	10	Shared Dispositive Power

		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

400,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

16.09%
14	Type of Reporting Person

IN

Item 1.      Security and Issuer.

This statement relates to the Class A Voting Common Stock, no par value per share of the Issuer, BSV I, Inc. (“BSV I” or “the Issuer”). The principal executive offices of the Issuer are presently located at 725 Broad Street, Suite 400, Chattanooga, Tennessee 37402.

Item 2.     Identity and Background.

(a)	Name:This statement is filed by James H. Brennan, III.

(b)	Business Address: 725 Broad Street, Suite 400, Chattanooga, Tennessee 37402.

(c)	Employment Information:Principal owner of Broad Street Ventures, LLC, with offices located at 725 Broad Street, Suite 400, Chattanooga, Tennessee 37402.

(d)	During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
On April 7, 2005, the Reporting Person, as a member of Brennan Dyer & Co., LLC (“BDC”), received a desist order from California’s Department of Corporations regarding the sales of securities by BDC in California without registration or alleged qualification under the State’s blue sky regulations. No action or proceeding was commenced against either BDC or the Reporting Person nor did the agency allege any other impropriety in the Order or since the date of the Order.

Other than the foregoing, during the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

On September 22, 2004, BSV I issued 400,000 shares of its Class A Voting Common Stock to the Reporting Person in consideration for services rendered. The Company issued these shares of Class A Common Stock under an exemption from the registration requirements of the Securities Act provided by Section 4(2) of the Securities Act in light of the fact that the offering did not constitute a public offering.

On February 1, 2008, the Company filed a Registration Statement on Form 10SB (File No. 0001416626) therein registering the Company’s Class A Common Stock, no par value, and Class B Non-Voting Common Stock, no par value, under Section 12(g) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). On April 1, 2008 (60 days after the filing date), the Registration Statement went effective by operation of law. As a result, the Company, its officers, directors, and certain shareholders are subject to the various reporting requirements of the Exchange Act, including the Reporting Person’s obligation to file this Schedule 13D with the Securities and Exchange Commission pursuant to Rule 13d-1 under the Exchange Act.

Item 4.  Purpose of Transaction

The purpose of the transaction was consideration for services rendered by the Reporting Person to the Company. The Reporting Person acquired the shares referred to herein for investment purposes only.

Item 5.  Interest in Securities of the Issuer

(a)     Aggregate number and percentage of the class of securities beneficially owned:

James H. Brennan, III beneficially owns an aggregate of 400,000 shares of the Issuer’s Class A Voting Common Stock, or approximately 16.09% based on 2,485,338 shares of Class A Common Stock issued and outstanding as of the date of filing this Schedule 13D.

(b)
Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

James H. Brennan, III has the sole power to vote the shares he beneficially owns.

(c)	Transactions in the securities effected during the past sixty days:

None

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7. Material to Be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	April 7, 2008

By:	/s/ James H. Brennan, III
James H. Brennan, III